Exhibit 99.1

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv, Israel

Special Proxy Materials for Shareholders who hold our Common Shares through members of the New York Stock Exchange

December 3, 2018

2018 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 27, 2018

Dear Gazit-Globe Ltd. Shareholder:

Further to the notice that we published in a Report of Foreign Private Issuer on Form 6-K that we furnished to the U.S. Securities and Exchange Commission on November 23, 2018, we cordially invite you to attend the 2018 Annual and Special General Meeting of Shareholders, or the “Meeting”, of Gazit-Globe Ltd. (which we refer to as “Gazit” or the “Company”), to be held at 3:00 p.m. (Israel time) on Thursday, December 27, 2018, at our offices at 10 Nissim Aloni Street, Tel-Aviv, Israel, for the following purposes:

1.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2017 (this item will not be voted upon by the Company’s shareholders).

2.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorization of Gazit’s board of directors (the “Board”) to set the fees to be paid to such auditor.

3.	Re-election of each current member of the Board (other than the external directors)— consisting of each of Messrs. Chaim Katzman, Ehud Arnon, Dor J. Segal, Haim Ben-Dor, Douglas Sesler, and Ms. Zehavit Cohen— as a director, for a term extending until the annual general meeting of shareholders in 2019 (each member’s re-election shall be subject to a separate vote).

4.	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term that will begin on May 1, 2019.

5.	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term that will begin on January 1, 2019.

6.	Election of Mr. Shmuel Hauser as an external director, for a three-year term that will begin on January 1, 2019.

7.	Approval of payment of cash compensation to the Company’s directors (other than external directors, independent directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries.

8.	Approval of exemption from liability for a three-year period for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Vice Chairman of the Board, CEO and controlling shareholder, in respect of Mr. Gordon’s service as an officer of the Company, in accordance with the Company's compensation policy.

The Board recommends that you vote “FOR” each of the above proposals (with the exception of Proposal 1, for which there will not be a vote).

The attached Proxy Statement, including Exhibit A thereto (an English translation of the Company’s notice for the Meeting that was published in Israel, as modified slightly to add or substitute references to U.S. disclosure, so as to be suitable to U.S. investors), describe the factual and legal background for, and the vote required for the approval of, each proposal, and provide legal and logistical information as to how you can have your Gazit common shares voted at the Meeting.

Shareholders who hold our common shares through members of the New York Stock Exchange (the “NYSE”) should note that Sections 5.1 through 5.5 of Exhibit A to the Proxy Statement (which describe the voting procedure for shareholders who hold their Gazit common shares through members of the Tel Aviv Stock Exchange) are not applicable to them.

Shareholders of record at the close of business on Tuesday, November 27, 2018, including beneficial shareholders holding our common shares through a bank, broker, or other nominee that is one of our shareholders of record as of that time, are entitled to vote at the Meeting. You can vote by mailing in, or delivering, your enclosed voting instruction form, by submitting voting instructions via the internet (at www.proxyvote.com), or by voting in person while attending the Meeting. If voting by mail or the internet, your voting instructions must be received by 11:59 p.m. (Eastern time) on December 25, 2018 to be validly included in the tally of common shares voted at the Meeting. If delivering your voting instruction form to our registered offices in Israel, it must be received by 11:00 a.m. (Israel time) on the date of the Meeting (December 27, 2018), and it must be accompanied by proof of your ownership of our common shares (such as a brokerage account statement) as of the record date for the Meeting, along with a proxy in your favor from the registered holder of the shares, to be validly counted towards the tally of common shares voted at the Meeting. If you attend the Meeting in person, you will need to submit the same supporting documentation in order to vote (i.e., proof of ownership of common shares as of the record date, and a proxy from the record holder appointing you to vote in its stead), and you will also be required to declare that you have not sent in your voting instruction form previously. Detailed voting instructions are provided both in the attached Proxy Statement and on the enclosed voting instruction form.

By Order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv, Israel

PROXY STATEMENT

2018 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the “Board”, of Gazit-Globe Ltd. (referred to as “Gazit” or the “Company”) to be voted at the 2018 Annual and Special General Meeting of Shareholders of the Company (referred to as the “Meeting”) and at any adjournment thereof. As described in the Notice of 2018 Annual and Special General Meeting of Shareholders that we previously published (in a Report of Foreign Private Issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 23, 2018), the Meeting will be held at 3:00 p.m. (Israel time) on Thursday, December 27, 2018 at our offices at 10 Nissim Aloni St., Tel-Aviv, Israel.

This Proxy Statement, the attached cover letter, and the enclosed voting instruction form are being sent on or about December 6, 2018 to our shareholders holding shares via members of the New York Stock Exchange (the “NYSE”).

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies may differ from requirements under U.S. corporate and securities laws as they apply to U.S. companies.

2018 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, December 27, 2018, at our offices at 10 Nissim Aloni Street, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon approving each of the following matters (other than Proposal 1 below, for which a vote will not be held):

1.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2017 (this item will not be voted upon by the Company’s shareholders).

2.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorization of the Board to set the fees to be paid to such auditor.

3.	Re-election of all current members of the Board (other than the external directors)— consisting of Messrs. Chaim Katzman, Ehud Arnon, Dor J. Segal, Haim Ben-Dor, Douglas Sesler, and Ms. Zehavit Cohen— as directors, for a term extending until the annual general meeting of shareholders in 2019 (each member’s re-election shall be subject to a separate vote).

4.	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term that will begin on May 1, 2019.

5.	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term that will begin on January 1, 2019.

6.	Election of Mr. Shmuel Hauser as an external director, for a three-year term that will begin on January 1, 2019.

7.	Approval of payment of cash compensation to the Company’s directors (other than external directors, independent directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries.

8.	Approval of exemption from liability for a three-year period for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Vice Chairman of the Board, CEO and controlling shareholder, in respect of Mr. Gordon’s service as an officer of the Company, in accordance with the Company's compensation policy.

Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals (with the exception of Proposal 1, for which there will not be a vote at the Meeting).

Who Can Vote

You are entitled to vote at the Meeting if you were a holder of record of our common shares, par value NIS 1.00 per share (referred to as “Common Shares”), at the close of business on Tuesday, November 27, 2018. You are also entitled to vote at the Meeting if you held Common Shares through a bank, broker, or other nominee (including one that holds Common Shares on the NYSE) that is one of our shareholders of record at the close of business on Tuesday, November 27, 2018, or which appear in the participant listing of a securities depository on that date.

Quorum

As of November 21, 2018, we had 191,042,257 Common Shares issued and outstanding (which excludes 800,555 treasury shares). Each Common Share outstanding as of the close of business on the record date— November 27, 2018— is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association (as amended), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least thirty-five percent (35%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place). At the adjourned meeting, if a quorum is not present within half an hour from the time scheduled therefor, the presence of any two shareholders in person or by proxy holding shares representing at least thirty percent (30%) of our voting power will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on the proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Common Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on the proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals (with the exception of Proposal 1, for which there will not be a vote). Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” any proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” any proposal.

In addition, the approval of each of Proposals 4, 5, 6 and 8 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Common Shares voted at the Meeting (excluding abstentions) that are held by non-controlling shareholders (in the case of Proposals 4, 5 and 6) who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) (except, in the case of Proposals 4, 5 and 6, for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal; or

●	the total number of Common Shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of Proposals 4, 5 and 6, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Common Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 4, 5, 6 and 8; however, the vote of such shareholders will not be counted towards or against the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above (except, in the case of Proposal 8, for a controlling shareholder that lacks a personal interest in the approval of the proposal).

A shareholder must inform our Company before the vote (or if voting by voting instruction form, indicate on the voting instruction form) whether or not such shareholder is a controlling shareholder (in the case of Proposals 4, 5 and 6) and/or has a conflict of interest in the approval of each of Proposals 4, 5, 6 and 8, and failure to do so disqualifies the shareholder from participating in the vote on those proposals. In order to confirm that you are not a controlling shareholder (in the case of Proposals 4, 5 and 6) and lack a conflict of interest in the approval of Proposals 4, 5, 6 and 8, and in order to therefore be counted towards or against the special majority required for the approval of those proposals, you must check the box “FOR” Items 4A, 5A, 6A and 8A on the accompanying voting instruction form when you record your voting instructions on Proposals 4, 5, 6 and 8, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposals 4, 5, 6 or 8 (as applicable), you should check the box “AGAINST” Items 4A, 5A, 6A or 8A (as applicable) on the enclosed voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the applicable proposal, but will not be counted towards or against the special majority required for approval of that proposal.

Controlling Shareholders

Based on the information available to us, we believe that Norstar Holdings Inc., or “Norstar” (in light of its holding in excess of 50% of our outstanding Common Shares), and Chaim Katzman, our Vice Chairman and CEO (for the reasons described below), are controlling shareholders of the Company and will therefore not be counted towards or against the special majority needed for the approval of any of Proposals 4, 5 or 6. Mr. Katzman, together with certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.85% of Norstar’s outstanding shares (25.3% of its voting rights). Mr. Katzman furthermore controls Norstar’s “FUF”, which controls the voting rights of approximately 18.27% of Norstar’s outstanding shares (18.6% of its voting rights). Additionally, Mr. Katzman is considered a “joint holder”, within the meaning of that term in the Israeli Securities Law, with the Katzman Family Foundation, a charity fund which owns 4.36% of Norstar’s issued share capital (4.44% of its voting rights). Therefore, in the aggregate, Mr. Katzman possesses the right to vote 43.05% of Norstar’s outstanding shares (43.9% of its voting rights), and together with the Katzman Family Foundation, 47.48% of Norstar’s outstanding shares (48.34% of its voting rights).

Proxy Procedure

Only holders of record of Common Shares— including if held on the NYSE through a bank, broker, trustee or other nominee that is one of our shareholders of record— as of the close of business on November 27, 2018 are entitled to vote in person or via voting instruction form at the Meeting.

●	Voting in Person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), as is the case for all Common Shares held on the NYSE, you are invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so, and you must also bring proof (such as a brokerage statement) showing that you owned your Common Shares as of the record date.

●	Voting by Mail. You may submit your voting instructions by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope, after following the directions provided by your broker, bank trustee or nominee. The voting instruction form must be received by 11:59 p.m. (Eastern time) on December 25, 2018 to be validly included in the tally of Common Shares voted at the Meeting. If delivering your voting instruction form to the Company’s registered office in Israel, it must be received at least four hours in advance of the Meeting (that is, by 11:00 a.m., Israel time, on December 27, 2018), and it must be accompanied by proof of your ownership of our Common Shares (such as a brokerage account statement) as of the record date for the Meeting, along with a proxy in your favor from the registered holder of the shares, to be validly included in the tally of Common Shares voted at the Meeting.

●	Voting by Internet. You may utilize the control number appearing on your voting instruction form to submit your voting instruction to your broker, trustee or nominee via the internet (at www.proxyvote.com).

Change or Revocation of Proxy

If your shares are held in street name (as is the case for all shares held via a member of the NYSE), you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Common Shares, by attending the Meeting and voting in person.

Background Information Concerning the Proposals

A copy of an English translation of the Company’s immediate report filed in Israel, which provides important background information concerning the proposals to be considered at the Meeting, as modified to include additional or substitute references that are relevant to U.S. investors, is attached hereto as Exhibit A. That document also provides other relevant information concerning the Meeting and the required vote for approval of the proposals at the Meeting. Please note that the numbering of the proposals to be considered at the Meeting as listed in Exhibit A to this Proxy Statement follows the same order as, but still differs from, the numbering of the proposals as described in this Proxy Statement and in the Notice of 2018 Annual and Special General Meeting of Shareholders that we have previously published with the SEC on November 23, 2018. If you hold your Common Shares through a member of the New York Stock Exchange, you should follow the numbering that appears in this Proxy Statement and in the previously-published Notice of 2018 Annual and Special General Meeting of Shareholders when filling out your vote on your voting instruction form. Shareholders who hold our Common Shares through members of the New York Stock Exchange should furthermore note that Sections 5.1 through 5.5 of Exhibit A to this Proxy Statement (which describe the voting procedure for shareholders who hold their Common Shares through members of the Tel Aviv Stock Exchange) are not applicable to them.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our outstanding Common Shares as of November 29, 2018 by each of our 5% shareholders, directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of Common Shares is determined in accordance with the rules of the SEC and generally includes any Common Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefits of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 29, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 191,042,257 Common Shares outstanding (excluding treasury shares) as of November 29, 2018.

	Shares Beneficially Owned(1)
	Number		Percentage
5% Shareholders
Norstar Holdings Inc. (2)	100,090,000		52.39%
Menorah Mivtachim Holdings Ltd.	14,250,599		7.46%
Altshuler Shaham Ltd.	10,702,150		5.60%
Directors and executive officers:
Chaim Katzman	100,150,000	(3)	51.76%
Dor J. Segal	3,777,305	(4)	1.94%
Adi Jemini	292,530	(5)	0.1%
Rami Vaisenberger	64,559	(6)	0.01%
Zvi Gordon	82,611	(7)	0.01%
Yair Orgler	—		—
Haim Ben-Dor	120,000		0.06%
Zehavit Cohen	—		—
Ehud Arnon	—		—
Douglas Sesler	—		—
Ronnie Bar-On	—		—
All directors and executive officers as a group	104,487,005	(8)	53.81%

*	Represents less than 1% of the issued and outstanding ordinary shares.

(1)	For information concerning the exercise price and expiration date of options held by executive officers (to the extent described in the below footnotes), please see the description of the option grants to those officers under “Item 6.B Compensation—Employment and Consultant Agreements” in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on April 30, 2018.

(2)	Chaim Katzman, our Vice Chairman and CEO, and certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.85% of Norstar’s outstanding shares as of November 29, 2018. Mr. Katzman also controls Norstar’s “FUF”, which controls the voting rights of approximately 18.27% of Norstar’s outstanding shares as of November 29, 2018. Additionally, Mr. Katzman is considered a “joint holder”, within the meaning of this term in the Israeli Securities Law, with the Katzman Family Foundation, a charity fund which owns 4.36% of Norstar’s issued share capital.

(3)	Consists of Mr. Katzman’s direct shareholdings alone (60,000 Common Shares) and consists of Common Shares held by Norstar, of which Mr. Katzman is the controlling shareholder (100,090,000 Common Shares).

(4)	Includes 2,965,505 Common Shares issuable upon exercise of options that are currently exercisable.

(5)	Includes 260,517 Common Shares issuable upon exercise of options that are currently exercisable and 3,824 Common Shares issuable upon settlement of RSUs that will settle within 60 days of November 29, 2018. Does not include 7,646 Common Shares issuable upon settlement of RSUs that will not settle within 60 days of November 29, 2018. Also excludes an additional 358,911 and 64,159 Common Shares issuable upon vesting and exercise, and settlement, respectively, of options and RSUs, respectively, recently granted to Mr. Jemini, as described under “Equity Grant to Executive Vice President and Chief Financial Officer” in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 21, 2018.

(6)	Includes 48,371 Common Shares issuable upon exercise of options that are currently exercisable. Does not include 118,953 Common Shares and 33,323 Common Shares issuable upon vesting and exercise, and settlement, respectively, of options and RSUs, respectively, that will not vest or settle (as applicable) within 60 days of November 29, 2018.

(7)	Includes 74,949 Common Shares issuable upon exercise of options that are currently exercisable. Does not include 149,899 Common Shares and 13,323 Common Shares issuable upon vesting and exercise, and settlement, respectively, of options and RSUs, respectively, that are not exercisable or will not settle (as applicable) within 60 days of November 29, 2018.
(8)	Please see footnotes (3) through (7) above for details regarding the Common Shares that are included in, or excluded from, the aggregate beneficial ownership for all directors and executive officers.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at http://www.gazit-globe.com/financial-reports.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors, Adi Jemini Executive Vice President and Chief Financial Officer

Tel Aviv, Israel

December 3, 2018

Exhibit A

November 20, 2018

To: The Tel Aviv Stock Exchange Ltd. Through the MAGNA reporting system	To: The Israel Securities Authority Through the MAGNA reporting system

Dear Sir or Madam,

Re: Gazit-Globe Ltd. (“the Company”) - Transaction Report under the Securities Regulations (Transactions between Companies and their Controlling Shareholders), 2001 and Notice of an Annual and Special General Meeting of the Shareholders of the Company

A transaction report is hereby filed pursuant to the Securities Regulations, (Transactions between Companies and their Controlling Shareholders), 2001, the Securities Regulations (Periodic and Immediate Reports), 1970 (hereafter: “the Reports Regulations”), the Companies Law, 1999 (hereafter: the “Companies Law”), the Companies Regulations (Notices and Announcements of General Meetings and of Class Meetings in a Public Company and Addition of Items to the Agenda), 2000 (hereafter: the “Notices and Announcements Regulations”) and the Companies Regulations (Written Votes and Position Papers), 2005, of the convening of an annual and special general meeting of the shareholders of the Company that will take place on December 27, 2018 at 3 p.m. at the offices of the Company at 10 Nissim Aloni Street, G Zameret Mall, Tel Aviv, for the purpose of approving the following resolutions:

1.	Items on the agenda

1.1.	Item No. 1 - Discussion of the Financial Statements and Directors’ Report and Reporting the Compensation of the Auditor

Discussion of the financial statements and the report of the Board of Directors of the company for the year ended December 31, 2017 and reporting the compensation of the Company’s auditor for 2017.

The periodic report of the Company for 2017, which was published on March 28, 2018 (and which includes the financial statements and the report of the Board of Directors for that period) (reference number: 2018-01-031045) (hereafter: the “Periodic Report”), can be viewed on the reports distribution website of the Israel Securities Authority at www.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at www.tase.co.il. The periodic report of the Company for 2017 published in the United States (the annual report on Form 20-F), which was published on April 30, 2018 and which includes the financial statements of the Company for that period in English (hereafter: the “U.S. Periodic Report”), can be viewed on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, as well as at the Investor Relations section of the Company’s website at http://www.gazit-globe.com/financial-reports.

For details regarding the fees paid to the Company’s auditor for 2017, see Section 5.3 of the Management and Directors Report contained in the Periodic Report, or Item 16C of the U.S. Periodic Report.

1.2.	Item No. 2 – Appointment of the Company’s Auditor and Authorization of the Board of Directors to Set their Fees

Re-appointment of Kost Forer Gabbay & Kasierer as the Company’s auditor and authorizing the Board of Directors to set the auditor’s fees.

Pursuant to the rules of the New York Stock Exchange (NYSE) and the provisions of the Companies Law, the Audit and Financial Statements Committee of the Company has recommended that the Board of Directors and shareholders of the Company re-appoint Kost Forer Gabbay & Kasierer, as the Company’s auditor.

Kost Forer Gabbay & Kasierer has no other relationships with the Company and/or any of its private subsidiaries, other than acting as auditor and, from time to time, as tax consultants.

The proposed resolution:

To re-appoint Kost Forer Gabbay & Kasierer as the Company’s auditor and to authorize the Board of Directors of the Company to set their fees.

1.3.	Items No. 3 to No. 8 – Re-appointment of the directors serving in the Company (excluding the external directors, who will continue to serve pursuant to the provisions of the Companies Law), Messrs. Ehud Arnon (independent director), Chaim Katzman, Dor Segal, Douglas Sesler (independent director), Haim Ben Dor, and Ms. Zehavit Cohen (independent director)

In the opinion of the Board of Directors of the Company, relying, inter alia, on statements of competence that they have provided to the Company, all of the abovementioned directors have Accounting and Financial Expertise, as defined in Section 240 of the Companies Law and the Companies Regulations (Conditions and Criteria for Directors with Accounting and Financial Expertise and Directors with Professional Competence), 2005 (hereafter: the “Expertise and Competence Regulations”).

Mr. Arnon has been serving as a director in the Company since March 28, 2018. Presented below is information for Mr. Ehud Arnon, as required under Regulation 26 of the Reports Regulations:

Name:	Ehud Arnon
ID no.	50001239
Date of birth:	May 9, 1950
Address for the service of process:	15 Tchernichovsky St., Jerusalem
Citizenship:	Israeli
Membership of Board committees:	No
Serves as an external director:	No
Possesses accounting and financial skills or professional qualifications:	Yes
Is the director independent:	Yes
Is the director an employee of the Company, a subsidiary/related company or of an interested party (specifies the positions held by the director):	No
Commencement of office:	March 28, 2018
Education:	BA in Economics and International Relations from the Hebrew University; MBA from the Hebrew University
Occupation in the past 5 years:	President and CEO of Discount Bank New York (2011-2017)
List of companies in which he serves as director (other than the Company):	Hertz Properties Group Limited
Relation to another interested party in the Company:	None

For information on the other directors mentioned above (including their education and experience), see Regulation 26 in Part D (Additional Details) of the Periodic Report or Item 6.A (“Directors, Senior Management and Employees—Directors and Senior Management”) of the U.S. Periodic Report, the information contained in which is included herein by reference.

As at the present date, there have been no changes in the details of the directors who have been nominated for re-appointment as set forth in Regulation 26 of Chapter D (Additional Details) of the Periodic Report or Item 6.A (“Directors, Senior Management and Employees—Directors and Senior Management”) of the U.S. Periodic Report, except as detailed below:

Director Name	The Changes
Ms. Zehavit Cohen

Terminated her office as Director of Israel Corporation Ltd.

Began to serve as director of Goor Holdco Ltd, Goor Topco Ltd., Global E Online Ltd, Rot Topco Ltd., Rot Midco Ltd., Rot Holdco Ltd., Ramet Trom Ltd.

For details regarding the compensation and the exemption, insurance and indemnification arrangements to which the directors of the Company are entitled (including the compensation to which Mr. Katzman is entitled in respect of his service in other roles in the Company and the Group), see: Regulations 21 and 29A in Chapter D (Additional Details) of the Periodic Report; Item 6.B (“Directors, Senior Management and Employees— Compensation— Employment and Consultant Agreements— Chaim Katzman” and “Directors, Senior Management and Employees— Director Compensation”) and Item 6.C (“Directors, Senior Management and Employees— Board Practices—Compensation of Directors and Officers”) in the U.S. Periodic Report; the supplementary report to a transaction report dated May 25, 2018 (reference: 2018-01-043308); and Appendix A that is attached to this report.

It is noted that a separate vote will be held for the appointment of each of the directors.

The proposed resolutions:

1.3.1.	Reappointment of Mr. Ehud Arnon as an independent director in the Company.

1.3.2.	Reappointment of Mr. Chaim Katzman as a director of the Company.

1.3.3.	Reappointment of Mr. Dori Segal as a director of the Company.

1.3.4.	Reappointment of Mr. Douglas William Sesler as an independent director in the Company.

1.3.5.	Reappointment of Mr. Haim Ben Dor as a director in the Company.

1.3.6.	Reappointment of Ms. Zehavit Cohen as an independent director in the Company.

1.4.	Item No. 9 - Reappointment of Mr. Ronnie Bar-On as an external director in the Company

1.4.1.	Mr. Ronnie Bar-On has been serving as an external director in the Company since May 1, 2013. On April 20, 2016, the general meeting of the Company approved the reappointment of Mr. Bar-On for a second term, ending on April 30, 2019.

1.4.2.	For information on Mr. Bar-On (including his education and experience), see Regulation 26 in Part D of the Periodic Report, the information contained in which is included herein by reference.

1.4.3.	In the opinion of the Board, relying, inter alia, on the statement that he has provided to the Board in conformity with Section 241 of the Companies Law, Mr. Bar-On possesses accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Expertise and Competence Regulations.

1.4.4.	Upon his reappointment as an external director in the Company, Mr. Bar-On shall be entitled to the same annual remuneration and participation fees to which the other directors of the Company are entitled (excluding directors who hold another position in the Company and directors who are controlling shareholders therein) and shall also be entitled to compensation for his service on the board of directors of Gazit Brasil, in accordance with the provisions of Regulation 2 of the Companies Regulations (Matters that Do Not Constitute an Affiliation), 2006. For details of the compensation and the exemption, insurance and indemnification arrangements to which Mr. Bar-On is entitled for his service as an external director in the Company and for his service in Gazit Brasil, see Appendix A to this report.

The proposed resolution:

The reappointment of Mr. Ronnie Bar-On as an external director in the Company for a third term of three years commencing on May 1, 2019 and approval of the terms of his office, as set out in Appendix A that is attached to the Notice of Meeting Report.

1.5.	Item No. 10 - Appointment of Ms. Limor Shofman Gutman as an external director in the Company

1.5.1.	It is proposed to appoint Ms. Shofman Gutman as an external director in the Company for a three-year term, commencing on January 1, 2019.

1.5.2.	Presented below is information for Ms. Shofman Gutman, as required under Regulation 26 of the Reports Regulations:

Name:	Limor Shofman Gutman
ID no.	024388191
Date of birth:	August 27, 1969
Address for the service of process:	Achad-Ha’am St. 136, Tel Aviv
Citizenship:	Israeli
Membership of Board committees:	Upon her appointment, Ms. Shofman Gutman will serve on the Company’s Audit, Compensation and Review of Financial Statements Committee.
Serves as an external director:	Yes
Possesses accounting and financial skills or professional qualifications:	Yes
Is the director independent:	Yes
Is the director an employee of the Company, a subsidiary/related company or of an interested party (specifies the positions held by the director):	No
Commencement of office:	January 1, 2019
Education:	LL.B, Bar Ilan University; Diploma in Positive Psychology, Maytiv Center for the Research and Application of Positive Psychology and the School of Psychology of IDC Herzliya
Occupation in the past 5 years:	Head of the Capital Market, Corporate and Securities Department at Matry, Meiri & Co.; Partner and Deputy Director of the Capital Market Department at Goldfarb Seligman & Co. (1997-2015)
List of companies in which he serves as director (other than the Company):	None
Relation to another interested party in the Company:	None

1.5.3.	In the opinion of the Board of Directors of the Company, relying, inter alia, on the statement that she has provided to the Board in conformity with Section 241 of the Companies Law, Ms. Shofman Gutman possesses accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Expertise and Competence Regulations.

1.5.4.	Upon her appointment as an external director in the Company, Ms. Shofman Gutman shall be entitled to the same annual remuneration and participation fees to which the other directors of the Company are entitled (excluding directors who hold another position in the Company and directors who are controlling shareholders therein). For details of the compensation and the exemption, insurance and indemnification arrangements to which Ms. Shofman Gutman is entitled for her service as an external director in the Company, see Appendix A to this report.

The proposed resolution:

The appointment of Ms. Shofman Gutman as an external director in the Company for a three-year term commencing on January 1, 2019 and approval of the terms of her office, as set out in Appendix A that is attached to the Notice of Meeting Report.

1.6.	Item No. 11 - Appointment of Mr. Shmuel Hauser as an external director in the Company

1.6.1.	It is proposed to appoint Mr. Shmuel Hauser as an external director in the Company for a three-year term, commencing on January 1, 2019.

1.6.2.	Presented below is information for Mr. Hauser, as required under Regulation 26 of the Reports Regulations:

Name:	Shmuel Hauser
ID no.	053488342
Date of birth:	May 13, 1955
Address for the service of process:	Amirim 13, Savyon
Citizenship:	Israeli
Membership of Board committees:	Upon his appointment, he will serve on the Company’s Audit, Compensation and Review of Financial Statements Committee.
Serves as an external director:	Yes
Possesses accounting and financial skills or professional qualifications:	Yes
Is the director independent:	Yes
Is the director an employee of the Company, a subsidiary/related company or of an interested party (specifies the positions held by the director):	No
Commencement of office:	January 1, 2019
Education:	BA in Statistics and Economics, Hebrew University; MA in Financing, Hebrew University; PhD, Temple University, Philadelpia, USA
Occupation in the past 5 years:	Chairman of the Israeli Securities Authority; Co-Chairman of the Israel Accounting Standards Board; Member of the Advisory Committee of the Supervisor of Banks in the Bank of Israel; Member of the Licensing Committee of the Supervisor of Banks in the Capital Market Insurance and Savings Authority; Member of the Debt Settlement Committee of the Ministry of Finance; VP Research at the Ono Academic College; tenured professor at the Ben Gurion University School of Management;
List of companies in which he serves as director (other than the Company):	None
Relation to another interested party in the Company:	None

1.6.3.	In the opinion of the Board of Directors of the Company, relying, inter alia, on the statement that he has provided to the Board in conformity with Section 241 of the Companies Law, Mr. Hauser possesses accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Expertise and Competence Regulations.

1.6.4.	Upon his appointment as an external director in the Company, Mr. Hauser shall be entitled to the same annual remuneration and participation fees to which the other directors of the Company are entitled (excluding directors who hold another position in the Company and directors who are controlling shareholders therein). For details of the compensation and the exemption, insurance and indemnification arrangements to which Mr. Hauser is entitled for his service as an external director in the Company, see Appendix A to this report.

The proposed resolution:

The appointment of Ms. Hauser as an external director in the Company for a three-year term commencing on January 1, 2019 and approval of the terms of his office, as set out in Appendix A that is attached to the Notice of Meeting Report.

1.7.	Item No. 12 - Approval of the compensation of directors (other than external directors, independent directors or directors who are controlling shareholders in the Company) for their service as directors in subsidiaries of the Company

1.7.1.	The compensation policy of the Company, as approved by the general meeting of the Company in November 2016, provides that the terms of service of each of the directors not holding another role in the Company will be identical and that they will equate to the terms of compensation of the external directors.

1.7.2.	On April 20, 2016, the general meeting of the Company approved the grant of compensation to an external director of the Company in respect of his position as a director on the board of directors of a wholly owned subsidiary of the Company pursuant to the Companies Regulations (Matters that Do Not Constitute an Affiliation), 2006 (hereafter: “the Affiliation Regulations”). In this context, the general meeting approved compensation for an external director to be calculated based on the number of meetings of the board of directors of the subsidiary in which he will have participated, with the compensation for each meeting not exceeding the lower of: (i) the maximum amount per meeting set forth in the Companies Regulations (Rules on the Compensation and Expenses of External Directors), 2000 (hereafter: “the Compensation Regulations”) depending on the ranking of the subsidiary under the Compensation Regulations or (ii) on the annual compensation set under the Compensation Regulations for a company of the rank of the Company. For additional details, see the supplemental report to the notice of general meeting of the Company dated April 11, 2016 (reference: 2016-01-046699), or, for U.S. investors, the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished by the Company to the SEC on April 14, 2016 (which supplemented the compensation information described in Appendix C to Exhibit A to the original notice and proxy statement for the extraordinary shareholders meeting held on April 20, 2016, attached as Exhibit 99.1 to the second Form 6-K that Gazit furnished to the SEC on March 10, 2016). Additionally, on October 17, 2017, the general meeting of the Company approved the grant of similar compensation, mutatis mutandis, to an independent director in the Company in respect of his position as a director on the board of directors of a wholly owned subsidiary of the Company, in accordance with the Affiliation Regulations. For additional details, see the supplemental report to the notice of general meeting of the Company dated September 5, 2017 (reference: 2017-01-078685), or, for U.S. investors, Item No. 8 in Exhibit A to the notice and proxy statement for the 2017 annual and special general meeting of shareholders held on October 17, 2017, attached as Exhibit 99.1 to the Form 6-K that Gazit furnished to the SEC on September 20, 2017.

1.7.3.	As it is in the interests of the Company that directors of the Company serve as directors in wholly owned and controlled subsidiaries of the Company and the Company seeks to compensate such directors for their service in the subsidiary, the Company’s Audit and Compensation Committee and its Board of Directors have recommended to the general meeting to approve the grant to directors of the Company (other than external directors or independent directors or directors who are controlling shareholders in the Company), who are appointed as directors in the subsidiary, similar compensation (mutatis mutandis) to the compensation that is and/or will be granted to external directors who serve as directors in private subsidiaries that are fully owned and controlled by the Company, as shall be from time to time, with effect from their appointment to the board of directors of the applicable subsidiary.

1.7.4.	To date, the compensation payable, each year, to the external directors who serve in subsidiaries that are fully owned and controlled by the Company will not exceed the lower of: (1) an amount to be calculated based on the number of meetings of the board of directors of the applicable subsidiary in which he will have participated, with the compensation for each meeting not exceeding the maximum amount per meeting set forth in the Compensation Regulations, depending on the ranking of the subsidiary under the Compensation Regulations; or (2) the annual compensation set under the Compensation Regulations for a company of the rank of the applicable subsidiary.

1.7.5.	Explanations of the Company’s Compensation Committee and Board of Directors:

1.7.5.1.	Officers (including directors) should be compensated for their service in the Company, including in subsidiaries, subject to the provisions of the law.

1.7.5.2.	The proposed compensation complies with the provisions of the Company’s compensation policy.

1.7.5.3.	The Board of Directors attaches significant importance to the service of members of the board of directors (who are not among the controlling shareholders or their relations) on the boards wholly owned subsidiaries of the Company, as a means of supervision and control over the activities of the subsidiaries, and in view of the growing impact of the wholly owned subsidiaries of the Company on the overall business of the Company.

1.7.5.4.	The proposed compensation is similar (mutatis mutandis) to that approved by the general meeting for an external director in the Company for his service in a subsidiary of the Company. There is no justification for distinguishing in this matter between external directors and other directors (other than controlling shareholders or their relations).

The proposed resolution:

To approve the grant to directors in the Company (other than external directors or independent directors or directors who are controlling shareholders in the Company) who also serve as directors in subsidiaries that are wholly owned and controlled by the Company, as shall be from time to time, similar compensation (mutatis mutandis) to the compensation that is and/or will be granted to external directors who serve in another role in the Company, as shall be from time to time.

1.8.	Item No. 13 - Granting an exemption to the Company’s VP of Investments, Mr. Zvi Gordon

1.8.1.	To the date of this report, all directors and officers in the Company have been granted exemption from liability upon their appointment (other than directors who are controlling shareholders, which were granted an exemption during their office).

1.8.2.	According to the Company’s compensation policy, as approved at the general meeting of the Company on November 22, 2016, the Company will aim to grant every officer an exemption, subject to any law, and the exemptions, to the extent granted, will not apply to a resolution or a transaction in which the controlling shareholder or any officer in the Company (including an officer other than the officer to whom the exemption is granted) has personal interest (other than personal interest arising from service as an officer both in the Company and in a related company of the Company).

1.8.3.	On November 19, 2018, the Board of Directors of the Company, following the approval by the Compensation Committee on November 18, 2018, approved the granting of exemption to Mr. Gordon, in accordance with the provisions of the Company’s compensation policy.

1.8.4.	It is hereby proposed to grant an exemption to Mr. Gordon, under the terms that are set out in the Company’s compensation policy.

1.8.5.	Pursuant to the provisions of Section 275 of the Companies Law, 1999, the effective period of the exemption will be limited to three years from its grant date.

The proposed resolution: To grant an exemption from liability to Mr. Gordon, in accordance with the provisions of the Company’s compensation policy, for a period of three years, as described in the notice of meeting report.

1.8.6.	Names of the Controlling Shareholders who have a Personal Interest and the Nature of Their Personal Interest

1.8.6.1.	To the best knowledge of the Company, the controlling shareholder in Norstar, which is the controlling shareholder in the Company, is Mr. Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company, who owns shares of Norstar through private companies owned by him and by his family members (24.85% of Norstar’s issued share capital and 25.30% of the voting rights therein), directly and indirectly, as well as through First U.S. Financial LLC, which owns 18.27% of Norstar’s share capital and 18.60% of the voting rights therein (“FUF”, and together with Mr. Katzman, the “Katzman Group”).[1]

Additionally, the Katzman Group is considered a “joint holder”, within the meaning of this term in the Securities Law, with the Katzman Family Foundation, which owns close to 4.36% of Norstar’s issued share capital and close to 4.44% of the voting rights therein.

1.8.6.2.	Mr. Katzman has personal interest in Item no. 13 on the agenda, as Mr. Gordon is the son-in-law of Mr. Katzman.

1.8.7.	Personal Interest of Members of the Board of Directors of the Company

As to the personal interest of Mr. Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company, see section 1.8.6.2 above.

1.8.8.	Approvals Required for the Execution of the Transaction

The transaction described in Item 13 on the agenda was (unanimously) approved by the Company’s Compensation Committee on November 18, 2018 and was also (unanimously) approved by the Board of Directors of the Company on November 19, 2018. The grant of an exemption to Mr. Gordon is also subject to approval at the general meeting of the shareholders of the Company by a special majority, in accordance with the provisions of Section 275 of the Companies Law and as set forth in section 2 below.

1	Mr. Katzman holds an irrevocable power of attorney from FUF, which owns 18.27% of the shares of Norstar, enabling him to vote at his discretion by virtue of all shares of FUF in Norstar. FUF is a foreign resident company registered in Nevada, USA, and is owned by Mr. Katzman (including through private companies owned by him and by his family members, directly and indirectly) - 70.51% and by Mr. Martin Klein - 29.49%.

1.8.9.	Transactions of the Type Proposed or Similar Transactions between the Company and the Controlling Shareholder or in which the Controlling Shareholder has a Personal Interest that were Entered into during the Two Years Preceding the Date of Approval of the Transaction by the Board of Directors or that are Still in Force

In the two years preceding the approval by the Board of Directors of the Company of the transactions to which this report relates, no transactions similar to the proposed transactions between the Company and its controlling shareholder or in which the controlling shareholder has a personal interest were entered into and there are also no such transactions in force to the date of this report, except as follows:

1.8.9.1.	For details regarding the arrangements for the insurance of officers in the Company that also apply to Mr. Gordon, see: Regulation 29A in Chapter D (Additional Details) of the Periodic Report of the Company for 2017; the report dated September 5, 2017 regarding the convening of a special general meeting of the Company (ref: 2017-01-078685) or, for U.S. investors, Exhibit A to the notice and proxy statement for the 2017 annual and special general meeting of shareholders held on October 17, 2017, attached as Exhibit 99.1 to the Form 6-K that the Company furnished to the SEC on September 20, 2017; the report dated October 18, 2017 regarding the results of a general meeting (ref: 2017-01-099822); the immediate report dated July 18, 2017 regarding the approval of a transaction with a controlling shareholder that does not require approval by the general meeting (ref: 2017-01-074319); a supplementary report to the report regarding the convening of a general meeting of the Company dated November 10, 2016 (ref: 2016-01-076413) or, for U.S. investors, the Form 6-K that the Company furnished to the SEC on November 17, 2016 (the first Form 6-K furnished that day) as a supplement to the notice and proxy statement for the 2016 annual and special general meeting of shareholders held on November 21, 2016; and the report dated November 22, 2016 regarding the results of a general meeting (ref: 2016-01-130672), the contents of which are incorporated herein by way of reference.

1.8.9.2.	Additionally, on June 10, 2018, the general meeting of the Company, after obtaining the approval of the Compensation Committee and Board of Directors of the Company, approved the granting of an exemption to the Deputy Chairman of the board of directors, the CEO of the Company and the controlling shareholder therein, Mr. Chaim Katzman, as well as to Mr. Dori Segal, who serves as a director in the Company. For additional information, see: the amendment report to the Company’s transaction report dated May 29, 2018 (reference: 2018-01-044091) or, for U. S. investors, Item 3 in Exhibit A to the notice and proxy statement attached as Exhibit 99.1 to the Form 6-K that the Company furnished to the SEC on May 7, 2018 with respect to a special general meeting of shareholders originally scheduled for May 31, 2018 (which was postponed to June 10, 2018); and the report on the results of a general meeting dated June 11, 2018 (reference: 2018-01-056680), the information provided in which is incorporated herein by reference.

1.8.10.	Explanations of the Compensation Committee and the Board of Directors of the Company in relation to Item No. 13 on the Agenda and names of the directors who participated in the meetings

1.8.10.1.	The Company wishes to maintain and enhance the level of involvement of the officers and their business and management contribution to the Company, among others, by ensuring a stable and more secure work environment for the officers. The granting of the exemption allows the officers in the Company, including Mr. Gordon, to act freely on behalf of the Company and to adequately carry out their duties, taking into consideration the risks involved and the responsibilities that they assume.

1.8.10.2.	In view of the risk that is involved in the work of the officers in the Company, taking into consideration the fields of activity of the Company and its current volume of operations, as well as its status as a public company that is listed for trade on two stock exchanges, the terms of the exemption undertaking are reasonable under the circumstances.

1.8.10.3.	The Company customarily grants exemptions to all directors and officers serving in the Company (including to the Deputy Chairman of the Board of Directors and CEO of the Company, Mr. Chaim Katzman, who is also the controlling shareholder in the Company), upon their appointment.

1.8.10.4.	The format of the proposed exemption for Mr. Gordon is in conformity with the compensation policy of the Company, as approved by the general meeting on November 22, 2016.

1.8.10.5.	The directors who participated in the meeting of the Compensation Committee on November 18, 2018, during which the grant of an exemption to Mr. Gordon was approved, were Messrs. Ronnie Bar-On, Yair Orgler, Zehavit Cohen and Haim Ben Dor. The directors who participated in the meeting of the Board of Directors on November 19, 2018, during which the aforesaid transaction was approved, were the aforementioned members of the Compensation Committee as well as Messrs. Ehud Arnon, Dori Segal and Douglas Sesler.

1.8.10.6.	In accordance with the provisions of Section 275(D) of the Companies Law, the Compensation Committee and the Board of Directors examined whether the grant of an exemption to Mr. Gordon includes a distribution, as defined in the Companies Law, and determined that as the grant of the exemption relates to Mr. Gordon’s office as VP Investments in the Company, the transaction does not include distribution.

2.	The Required Majority

2.1.	For the purpose of approving Items Nos. 2 to 8 and Item No. 12 on the agenda (appointment of the auditor of the Company and the authorization of the Board of Directors of the Company to set the auditor’s compensation, reappointment of the directors of the Company, approval of the compensation for directors in the Company (other than external directors or independent directors or directors who are controlling shareholders in the Company) for their service in wholly owned and controlled subsidiaries of the Company), a simple majority of the shareholders participating in the vote is required.

To the best of the Company’s knowledge, Norstar Holdings Inc., the controlling shareholder in the Company, has the majority that is required to approve the resolutions referred to in Items Nos. 2 to 8 and 12 on the agenda.

2.2.	For the purpose of approving Items Nos. 9 to 11 on the agenda (appointment of external directors in the Company), in accordance with the provisions of Sections 239 and 245 of the Companies Law, one of the two following conditions must be met:

2.2.1.	The votes of the majority at the general meeting must include a majority of votes of shareholders who are not controlling shareholders in the Company and that do not hold personal interest in the approval of the appointment, other than personal interest that does not result from their relationship with the controlling shareholder, participating in the meeting (abstentions will not be taken into account in determining the number of votes of such shareholders);

2.2.2.	The total number of votes against, cast by the shareholders referred to in sub-paragraph 2.2.1 above, must not exceed two percent of all of the voting rights in the Company.

2.3.	For the purpose of approving Item No. 13 on the agenda (granting of an exemption to the Company’s VP Investments, Mr. Zvi Gordon), in accordance with the provisions of Section 275 of the Companies Law, one of the two following conditions must be met:

2.3.1.	The votes of the majority at the general meeting must include a majority of votes of shareholders participating in the meeting who do not have a personal interest in the approval of the grant (abstentions will not be taken into account in determining the number of votes of such shareholders);

2.3.2.	The total number of votes against, cast by the shareholders referred to in sub-paragraph 2.2.1 above, must not exceed two percent of all of the voting rights in the Company.

3.	The Quorum required for the Meeting

There will be a quorum when at least two shareholders which hold between them at least 35% of the voting rights in the Company are present themselves or through proxies. If there is no quorum present within half an hour of the time scheduled for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place. If there is no quorum present at the adjourned meeting within half an hour of the time scheduled for the meeting, then there will be a quorum if at least two shareholders with voting rights who hold between them at least 30% of the voting rights in the Company are present themselves or through proxies.

4.	The Record Date for Participation and Voting

The record date for determining the right of a shareholder of the Company to vote at the general meeting, as set forth in Section 182 of the Companies Law and Regulation 3 of the Companies Regulations (Written Votes and Position Papers), 2005, is the end of November 27, 2018 (hereafter: “the Record Date”).

5.	Voting at the Meeting and Position Papers

5.1.	The shareholders will be entitled to participate in the meeting and to vote thereat personally, through a proxy, by way of a written vote (as defined in Section 87 of the Companies Law) in the form attached to this immediate report (hereafter: “the Written Vote”) or through the electronic voting system.

5.2.	Pursuant to the Companies Regulations (Proof of Ownership of Shares for the Purpose of Voting at General Meetings), 2000, a shareholder which has a share registered in his name with a member of a stock exchange – and that share is one of the shares of the Company that is registered in the register of shareholders in the name of a nominee company – who wishes to vote at the general meeting, must provide the Company with certification from the stock exchange member with whom his right to the share is registered as to his ownership of the share on the Record Date, in accordance with Form 1 contained in the Addendum to the Proof of Ownership Regulations. Similarly, an unregistered shareholder may instruct the stock exchange member to send his certification of ownership to the Company through the electronic voting system.

5.3.	The address of the reports distribution site of the Israel Securities Authority (hereafter: “the Reports Distribution Site”) and the website of Tel Aviv Stock Exchange Ltd., where the text for the Written Vote and position papers, as defined in Section 88 of the Companies Law, can be located are www.magna.isa.gov.il and www.maya.tase.co.il, respectively. A Written Vote must be cast using the second part of the Written Vote form as published on the Reports Distribution Website. A shareholder may contact the Company directly in order to obtain the text of the Written Vote and position paper (if any). A member of a stock exchange may send a link to the text of the Written Vote and position paper on the Reports Distribution Website by email, free of charge, to any shareholder not registered in the register of shareholders whose shares are registered with that stock exchange member if the shareholder has given notice that he would like to receive the foregoing link, provided that the notice is given in respect of a specific securities account and on a date preceding the Record Date. A shareholder whose shares are registered with a member of a stock exchange may obtain his certification of ownership from the stock exchange member with whom his shares are held from a branch of the stock exchange member or by having it mailed to his address with payment of the mailing fees only, if he so requests. Such a request must be given in advance in relation to a specific securities account. Similarly, a shareholder who has a share registered with a member of a stock exchange – and that share is one of the shares registered in the register of shareholders in the name of a nominee company – may vote by way of Written Vote delivered to the Company through the electronic voting system.

5.4.	The Written Vote must be delivered to the Company to the address set forth above, such that the Written Vote arrives at the offices of the Company no later than four (4) hours before the time that the meeting is convened. It will be possible to vote through the electronic voting system up to six (6) hours before the time that the meeting is convened.

5.5.	Shareholders who wish to participate in, and vote at, the meeting without arriving at the location at which the meeting will be convened will be able to deposit a proxy form with the Company, relating to participation and voting at the meeting, at least 48 hours before the time the meeting is convened at the offices of the Company on 10 Nissim Aloni Street, G Zameret Compound, Tel Aviv.

5.6.	One or more shareholders who hold shares that constitute five percent or more of all of the voting rights in the Company (i.e. 9,551,921 shares) and a person who holds such amount of all of the voting rights not held by the controlling shareholder of the Company (i.e. 4,544,421 shares) may view the Written Votes, as set forth in Regulation 10 of the Companies Regulations (Written Votes and Position Papers), 2005.

5.7.	The final date for delivery of position papers to the Company is ten days before the meeting is convened, i.e.: December 17, 2018and the final date for delivering the response of the Board of Directors to the position papers is five days before the meeting is convened, i.e.: December 22, 2018.

5.8.	A request by a shareholder for an item to be included on the agenda of the meeting pursuant to Section 66(b) of the Companies Law and pursuant to Regulation 5A of the Notices and Announcements Regulations must be delivered to the Company within seven days of the publication date of this report. If any requests are submitted to the Company to include an item on the agenda of the meeting, it is possible that items will be added to the agenda as a result. The updated agenda and the position paper that will be published (if any) will be accessible from the reports distribution websites of the Israel Securities Authority and the Stock Exchange (whose addresses are set forth in Section 5.3 above). The final date on which the Company will provide an amended text of the Written Vote, if it becomes necessary to add an item to the agenda, is the date on which the Company publishes the notice with the updated agenda. The publication of the updated agenda (if any), as aforementioned, will not change the date scheduled for the meeting.

6.	Powers of the Israel Securities Authority

The Israel Securities Authority (or an authorized employee thereof) is permitted to order the Company to provide an explanation, further detail, information or additional documents in relation to the matters set forth in this report or to order that this report be amended. If an order is given for this report to be amended, the Israel Securities Authority may order the date of the general meeting to be postponed to a date falling no earlier than three business days and no later than thirty-five business days after the date of publication of the amendment to this report.

7.	Viewing of Documents

The text of the proposed resolutions, any position papers submitted to the Company, and the Periodic Report may be viewed on the Reports Distribution Website of the Israel Securities Authority and the website of Tel Aviv Stock Exchange Ltd. (whose addresses are set forth in Section 5.3 above) as well as at the offices of the Company, at the address stated above, during ordinary working hours, by prior appointment with Adv. Revital Kahlon, the Secretary of the Company (telephone: 03-6948000, Fax: 03-6961910ץ

8.	The Representatives of the Company Responsible for Handling this Report

Adv. Ariel Aminetzah; Adv. Tali Menashe; Adv. Ilana Meril

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Road, Ramat Gan

Telephone: 03-6103100, Fax: 03-6103111

___________________________

Gazit-Globe Ltd.2

[2]	Signed by Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company and Adi Jemini, Deputy CEO and CFO.

Appendix A - Details of Compensation to which Proposed External Directors in the Company are Entitled

1.	Directors’ Remuneration

a.	Commencing in January 2012, the directors in the Company, including external directors, as shall be from time to time (other than directors who serve in another role in the Company, which to the date of this report include Mr. Chaim Katzman, Deputy Chairman of the Board of Directors and CEO of the Company) are entitled to proportionate remuneration, as set out in Regulation 8A of the Companies Regulations (Rules of Remuneration and Expenses for External Directors), 2000 (hereafter: “the Remuneration Regulations”), as described below: Annual remuneration of US$ 42,000 for a director who does not qualify as an expert external director and annual remuneration of US$ 56,000 for a director who qualifies as an expert external director (with the exception of the Chairman of the Board of Directors, Mr. Ehud Arnon, who is entitled to remuneration at the rate of 130% of the annual remuneration for a director who qualifies as an expert external director); Per-meeting remuneration of US$ 1,100 for a director who does not qualify as an expert external director and pre-meeting remuneration of US$ 1,480 for a director who qualifies as an expert external director, all provided that under no circumstances (in accordance with chances in the exchange rate of the NIS in relation to the U.S. dollar) will the amount of said compensation fall below the minimum amount prescribed for a company at the ranking of the Company in the Second and the Third Addendum to the Remuneration Regulations, or exceed by more than 50% the maximum amount prescribed for a company at the ranking of the Company in the Second, the Third or the Fourth Addendum to the Remuneration Regulations, as appropriate (and such minimum and maximum amounts will be linked to the Consumer Price Index in conformity with the provisions of the Remuneration Regulations). The payment for participation via means of communication is 60% of the afore stated participation remuneration, and the payment for written resolutions if 50% of the afore stated participation remuneration.

b.	Upon the conclusion of Mr. Bar-On’s second term as an external director in the Company, the directors’ remuneration that is in effect in the Company up to such date, as described in section a. above, will be updated such that in place of the “proportionate remuneration” paid to the directors up to such date, all directors in the Company (other than directors serving in another role in the Company and directors who are controlling shareholders) shall be entitled to remuneration as set out below:

1)	Monetary remuneration in the amount of the “preset remuneration” as per the Remuneration Regulations (with the exception of Mr. Ehud Arnon, who shall be entitled to remuneration at a rate of 130% of the “preset remuneration” as per the Remuneration Regulations).

2)	Equity remuneration - For every year in office, each of the aforesaid directors will be issued 1,500 restricted share units (“RSU’s”) under the Company’s 2011 securities compensation plan (“the 2011 Plan”) or another plan as shall be in effect at the relevant dates, and subject to the material terms as set out below.

The RSU’s will vey over two years from their grant date. A director whose service ends during a year of office or prior to the vesting of any given batch shall be entitled to the vesting of the proportionate share of such batch (subject to the payment of the par value of the resulting shares). Additionally, Mr. Bar-On shall be entitled to various protections under the 2011 Plan, including protection in relation to dividends, pursuant to which, no adjustment for a dividend will be made in respect of cash dividends paid by the Company to its ordinary shareholders during the vesting period, however, the directors in the Company shall be entitled to a cash grant in an amount (gross) equal to the amount of dividend that would have been payable had they been holding a number of ordinary shares of the Company that is equal to the number of unvested RSU’s as of the date of the dividend distribution.

3)	The payment for participation via means of communication is 60% of the afore stated participation remuneration, and the payment for written resolutions if 50% of the afore stated participation remuneration.

c.	In addition to the aforesaid, Mr. Bar-On and Mr. Sesler, who serve as directors on behalf of the Company in Gazit Brasil and Gazit Horizons, respectively, are entitled to remuneration that is calculated on the basis of the number of meetings of the boards of directors of Gazit Brasil or Gazit Horizons, as appropriate, in which they participate. The per-meeting remuneration will not exceed the maximum amount per-meeting as set out in the Remuneration Regulations for a company at the ranking of Gazit Brasil or Gazit Horizons, as appropriate, and under no circumstances will the remuneration to Mr. Bar-On or Mr. Sesler, as appropriate, for their said service in any given year exceed an amount equal to the preset annual remuneration as prescribed in the Remuneration Regulations for companies at the ranking of the Company (to the date of this report - NIS 128,916), whichever is lower.

2.	Exemption, Indemnity and Insurance

The external directors are entitled to participate in the indemnity, exemption and insurance arrangements for officers in the Company, as set out below, similarly to the other directors in the Company, as approved (or as may be approved from time to time) across the board. To the date of this report, an officers’ insurance policy is in effect with a coverage limit of US$ 100 million (per case and per year) (out of a maximum coverage of US$ 125 million approved by the general meeting of the Company on November 22, 2016), including claims arising from the listing for trade of the Company on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), for a period of five years (hereafter: “the Insurance Period”). For additional information, see the immediate report on the convening of a meeting dated November 10, 2016 (reference: 2016-01-064623) and the immediate report on the results of the meeting dated November 22, 2016 (reference: 2016-01-130672).

Additionally, in accordance with the provisions of the Company’s Articles and with the resolution of the Company’s general meeting from December 31, 2006, as updated on December 13, 2011 and October 17, 2017, the Company undertakes to provide indemnification in advance to all officers in the Company (including external directors, including officers of the Company serving on behalf of the Company or at its request in another company (i.e. a subsidiary of the Company, a related company of the Company or any other entity whatsoever (including a foreign entity) in which the Company holds and/or will hold from time to time securities and/or voting rights and/or rights to appoint directors therein). The maximum amount of indemnification that the Company may be required to pay under the letter of indemnity to all officers, as above, in aggregate, will not exceed 25% of the equity of the Company as per its most recent financial statements published prior to the actual payment of indemnity. Additionally, the Company has decided to exempt said officers(including directors in the Company) in advance for any damage that has been caused and/or that will be caused to the Company by the officer as a result of the breach of the duty of care to the Company, other than in the event of the breach of the duty of care in distribution, as defined in the Companies Law, and other than in relation to a resolution or a transaction in which the controlling shareholder or any officer in the Company (including an officer other than the officer to whom the deed of exemption is granted) has personal interest (other than personal interest arising from service as an officer both in the Company and in a related company of the Company).